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                                                                  EXHIBIT 3.1.1

Amendment to the Limited Liability Company Agreement of Iridium LLC as approved by the members of Iridium LLC on November 25, 1998

Section 4.02 of the LLC Agreement shall apply to the $800 million Secured Bank Facility in the same manner in which it has applied to the $1 billion Interim Secured Bank Facility and any other references to the Credit Agreement and related Loans and other documents shall refer to the documents entered into in connection with the $800 million Secured Bank Facility.

Section 4.02 shall be amended by adding a new Section 4.02(e) as follows:

        "(e) Notwithstanding anything in this Section 4.02 to the contrary, if an RCC Demand is made at any time when (i) the Loans and all other amounts owing under the Credit Agreement have been paid in full, and the Commitments have expired or terminated and (ii) the Motorola Exposure (as such term is defined in the Agreement Regarding Guarantee among LLC, Iridium Operating LLC and Motorola in effect from time to time) exceeds $275 million, then Motorola shall be deemed to have met its Reserve Capital Call obligation."